Filed by Wejo Group Limited
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Virtuoso Acquisition Corp.
SEC File No.: 001-39913
Date: September 13, 2021

IPO Edge – Richard Barlow & Jeff Warshaw Interview Transcript

1

00:00:24.540 --> 00:00:34.500

Jarrett Banks, Editor-at-Large - IPO Edge: hello, and welcome to another ipo edge fireside chat i'm your host Derek banks editor at large here and ipo edge.

2

00:00:35.100 --> 00:00:49.110

Jarrett Banks, Editor-at-Large - IPO Edge: joined by my colleague Alexandra lane multimedia editor today we've got a very exciting event for everybody we've got the CEO of wejo limited, which is a connected vehicle data company.

3

00:00:49.620 --> 00:01:03.420

Jarrett Banks, Editor-at-Large - IPO Edge: And the CEO of the SPAC virtuoso acquisition core under the ticker VOSO on NASDAQ and before we bring on our panelists let's just take care of some quick housekeeping.

4

00:01:04.980 --> 00:01:13.560

Jarrett Banks, Editor-at-Large - IPO Edge: One of the things that's great about this platform is everybody who watches can ask questions to our guests, and you can do that.

5

00:01:13.920 --> 00:01:26.940

Jarrett Banks, Editor-at-Large - IPO Edge: By submitting them through the zoom portal or emailing editor at at IPO-Edge.com and I reminder that the replay will be available.

6

00:01:27.600 --> 00:01:48.600

Jarrett Banks, Editor-at-Large - IPO Edge: If you can't watch the whole thing or if you missed part of it, that will be available about an hour after this ends at IPO-Edge.com now, before we bring on our two guests Richard Barlow and Jeff Warshaw let's just watch a quick video to learn a little bit more about wejo.

7

00:01:57.480 --> 00:02:00.780

Imagine a world where you can find free parking with ease.

00:02:02.040 --> 00:02:03.780

And even the busiest to cities.

00:02:07.380 --> 00:02:09.990

A world where congestion and emissions are reduced.

10

00:02:12.930 --> 00:02:14.340

To make cities more livable.

11

00:02:16.740 --> 00:02:21.840

Imagine a world where speeding and dangerous hotspots are identified and accidents are prevented.

12

00:02:25.500 --> 00:02:32.100

A world where road conditions can be communicated to drivers in real time, no matter where they are in the world.

13

00:02:37.170 --> 00:02:42.330

A world where drivers can be quickly and efficiently guided to a safe place during times of extreme weather.

14

00:02:47.460 --> 00:02:53.430

Imagine a world where your car orders and pays for your drive through for maximum convenience.

15

00:02:56.160 --> 00:03:00.360

Were traffic lights are optimized so everyone's journey time is reduced.

16

00:03:02.490 --> 00:03:09.510

Imagine a world where the response to breakdowns or vehicle accidents is automatic so rescue waiting times are minimized.

17

00:03:15.030 --> 00:03:20.490

A world where issues in your car are known and the relevant people are alerted before the fault occurs.

00:03:26.220 --> 00:03:27.990

that's using data for good.

00:03:31.080 --> 00:03:33.150

And that's what a wejo world looks like.

20

00:03:35.760 --> 00:03:40.110

find out more about wejo and the journey we're on at wejo.com.

21

00:03:45.480 --> 00:03:47.490

Jarrett Banks, Editor-at-Large - IPO Edge: Okay fantastic.

22

00:03:48.660 --> 00:03:57.030

Jarrett Banks, Editor-at-Large - IPO Edge: Now let's bring on the CEO of virtuoso acquisition corp Jeff Warshaw Jeff, thank you for being with us.

23

00:03:57.360 --> 00:04:09.750

Jarrett Banks, Editor-at-Large - IPO Edge: You know, we cover a lot of SPACs here at IPO Edge and i'm always curious to ask the CEOs of the SPACs themselves what attracted you to partner with this particular company wejo.

24

00:04:11.010 --> 00:04:19.830

Jeff Warshaw, VOSO CEO

: Know we've looked at a lot of companies, more than any other company that we looked at, we believe that we do offer our investors and ourselves.

25

00:04:20.310 --> 00:04:27.180

Jeff Warshaw, VOSO CEO

: The greatest opportunity to make multiples on our capital from the moment that we've met and I guess it was kind of love at for site.

26

00:04:27.840 --> 00:04:39.510

Jeff Warshaw, VOSO CEO

: They have exceeded our expectations from day one, as investors, we saw the opportunity to leverage their extremely valuable car data in a way that had never been done before.

27

00:04:40.080 --> 00:04:54.210

Jeff Warshaw, VOSO CEO

: And you know combine them great management terrific product massive addressable market, you know there's so many use cases I think any one of those use cases, be a.

00:04:55.500 --> 00:05:05.400

Jeff Warshaw, VOSO CEO

: Vehicle diagnostics or mapping or traffic or insurance or media any one of them could become a billion dollar opportunity, so that was really exciting.

29

00:05:05.820 --> 00:05:11.850

Jeff Warshaw, VOSO CEO

: We think actually one of the things that on the challenges that we have is that the opportunity is so vast that it.

30

00:05:12.180 --> 00:05:20.220

Jeff Warshaw, VOSO CEO

: It becomes sometimes difficult to explain it in a way that people can grasp because it's such a big opportunity and as excited as we were.

31

00:05:21.210 --> 00:05:36.810

Jeff Warshaw, VOSO CEO

: The our thesis and our extensive diligence was validated by incredible companies like Microsoft and Palantir and Sompo and General Motors, all of whom became investors and partners.

32

00:05:37.680 --> 00:05:44.550

Jeff Warshaw, VOSO CEO

: of us and wejo which you know really was a big differentiation between many companies that are.

33

00:05:45.000 --> 00:05:55.230

Jeff Warshaw, VOSO CEO

: Growing as quickly as as wejo is so you know we are we just couldn't be more excited and kind of the more time you spend with Richard and his team, and with the company, the more excited we get.

00:05:56.760 --> 00:06:08.970

Jarrett Banks, Editor-at-Large - IPO Edge: Those are some big name partnerships that's really great Jeff let's bring on Richard now and my colleague Alexandra and let's find out a little bit more about.

00:06:10.170 --> 00:06:11.490

Jarrett Banks, Editor-at-Large - IPO Edge: wejo here we go.

36

00:06:13.890 --> 00:06:30.900

Alexandra Lane - Multimedia Editor - IPO Edge: awesome well thanks Jarett and Jeff and Jeff please chime in when you would you would like, but let's start i'm going to start with, Richard now so in Richard in your words what is wejo and who are their customers, why are they buying your data your data.

37

00:06:32.310 --> 00:06:40.080

Richard Barlow, Wejo Founder & CEO

: So way back 25-30 years ago most manufacturers, otherwise known as oems started planning their Connecticut vehicle strategy.

38

00:06:40.710 --> 00:06:47.310

Richard Barlow, Wejo Founder & CEO

: GM lead in the US GM led globally, for a long time they lead for 20 years they still lead and.

39

00:06:48.120 --> 00:06:55.320

Richard Barlow, Wejo Founder & CEO

: The idea of connected car data collected vehicle data says idea, there is data in the car and simply put anything displayed in the dash your car.

40

00:06:55.740 --> 00:07:02.430

Richard Barlow, Wejo Founder & CEO

: And displayed in the Infotainment the car the satin of that data can be sent in real time to a platform.

41

00:07:02.880 --> 00:07:13.170

Richard Barlow, Wejo Founder & CEO

: Where the only company globally that receives and a pure fashion live data from vehicles we don't buy mobile data we don't broker data from aftermarket devices, we work with.

42

00:07:14.100 --> 00:07:22.620

Richard Barlow, Wejo Founder & CEO

: directly to take live data from vehicles and to date or today we have 11 million vehicles live and platform more than 11 million.

00:07:23.040 --> 00:07:33.030

Richard Barlow, Wejo Founder & CEO

: We process at peak 16 billion data points a day at 400,000 data points, the second we see actually 7% of all vehicles in New York, we see 20 percent Detroit.

44

00:07:33.540 --> 00:07:42.960

Richard Barlow, Wejo Founder & CEO

: And we take this huge back to date back to data from vehicles, which is location data it’s also entertainment data, it’s power train data, weather data.

45

00:07:43.260 --> 00:07:48.750

Richard Barlow, Wejo Founder & CEO

: Is a whole raft of data, we have over 100 and have access to over 150 sensors in car we take this live data.

46

00:07:49.200 --> 00:07:58.590

Richard Barlow, Wejo Founder & CEO

: And we we analyze insights for OEMs we advise departments of transport on how to reconfigure roads, we help mapping companies, improve their their end product for consumers.

47

00:07:58.890 --> 00:08:04.920

Richard Barlow, Wejo Founder & CEO

: We save lives we help DOTs improve signage on roads to actually identify real time roadworks.

48

00:08:05.730 --> 00:08:12.720

Richard Barlow, Wejo Founder & CEO

: We work with delivery companies where we're working with one delivery company, probably the largest delivery company in the world or largest online company in the world.

49

00:08:13.170 --> 00:08:21.300

Richard Barlow, Wejo Founder & CEO

: Where we've actually help them identify 30% more delivery routes which reduce congestion on roads, reduces emissions on roads, improve safety and roads.

00:08:21.630 --> 00:08:30.510

Richard Barlow, Wejo Founder & CEO

: So it's been a long journey but we're now super proud about the fact we work more than 17 OEMs and tier 1 partners, and we all the global leader and connected vehicle data.

51

00:08:31.920 --> 00:08:45.510

Alexandra Lane - Multimedia Editor - IPO Edge: yeah and you just described so many value offerings and we'll try to just you know scratch the surface of this throughout this hour, you described wejo’s revenue model as a two part model can you expound on that.

52

00:08:46.320 --> 00:08:49.740

Richard Barlow, Wejo Founder & CEO

: yeah so as we said Alexandra we have two parts of model we have a marketplace.

53

00:08:50.280 --> 00:09:02.400

Richard Barlow, Wejo Founder & CEO

: Where we are tasked by oem and what then what's defined in legalese as a preferred partner agreement, so we have exclusivity and define marketplaces unless the oem has it has a pre existing relationship in place.

54

00:09:02.790 --> 00:09:12.120

Richard Barlow, Wejo Founder & CEO

: And the oem task to monetize data with consensus of the driver, so we simply put we sell trend data mapping companies to help them identify more roads.

55

00:09:12.510 --> 00:09:21.690

Richard Barlow, Wejo Founder & CEO

: We sell data to DOTs to improve signage on roads and we typically take 65% of the gross sales and revenue share that back to oem.

56

00:09:22.350 --> 00:09:29.760

Richard Barlow, Wejo Founder & CEO

: That’s one side of our business. And in terms of marketplaces it's it's what we call traffic management, which includes parking data mapping data.

57

00:09:30.090 --> 00:09:34.890

Richard Barlow, Wejo Founder & CEO

: But we're also working with remote diagnostics we're working in recovery we're working with insurance.

00:09:35.280 --> 00:09:44.070

Richard Barlow, Wejo Founder & CEO

: we're working in the entertainment sector advertising sector we have a whole raft of over 200 defined marketplaces where we're having to some OEMs a preferred partner status.

59

00:09:44.520 --> 00:09:55.770

Richard Barlow, Wejo Founder & CEO

: And then, on the other side, which is, which is, which is an incredible growth this year and we, and as a huge a huge margin increase of businesses, what we call software as a service business, but that is a very generic title.

60

00:09:56.190 --> 00:10:04.050

Richard Barlow, Wejo Founder & CEO

: oem taskers we're taking live data from vehicles in real time, so no batch overnight overnight no monthly upload this is real time data.

61

00:10:04.500 --> 00:10:07.530

Richard Barlow, Wejo Founder & CEO

: And we identify real time value in that data back to the oem.

62

00:10:08.280 --> 00:10:19.860

Richard Barlow, Wejo Founder & CEO

: that's used to create amazing experiences for drivers to improve mobility, that helps us understand about how they should be identifying faults in vehicles now so we design vehicles better that's helping OEMs with autonomous vehicles.

63

00:10:20.160 --> 00:10:25.770

Richard Barlow, Wejo Founder & CEO

: So I see the sign of a business where we charge subscription fees we charge transaction fees so that's two sides of our business.

00:10:26.400 --> 00:10:32.130

Alexandra Lane - Multimedia Editor - IPO Edge: yeah and you just mentioned SaaS is that would you see that as the main we chose main growth opportunity.

00:10:33.000 --> 00:10:40.830

Richard Barlow, Wejo Founder & CEO

: No it has two sides of the business so by 2025 we were forecasting over a billion dollars of revenue a marketplace.

66

00:10:41.580 --> 00:10:52.860

Richard Barlow, Wejo Founder & CEO

: Where our margins are 35% typically on net margin and then on SaaS side we are forecasting over $200 million of revenue, but actually margins are more like 80% so in terms of revenue growth gross basis.

67

00:10:53.640 --> 00:11:01.350

Richard Barlow, Wejo Founder & CEO

: Very much driven by marketplace, but SAAS is going to be, you know considerable part of our overall revenue on that on a net basis as well.

68

00:11:03.000 --> 00:11:19.500

Alexandra Lane - Multimedia Editor - IPO Edge: That is awesome so as we all know, there are a lot of connected car data companies i'm going to ask this question of both of you, but let's maybe start with Richard Why should someone invest in wejo versus a competitor.

69

00:11:20.430 --> 00:11:31.770

Richard Barlow, Wejo Founder & CEO

: We are the only company that is backed by tier ones, and by OEMs themselves. We are backed by General Motors. General Motors have invested in us repeatedly they're investing in our pipe.

70

00:11:32.580 --> 00:11:40.770

Richard Barlow, Wejo Founder & CEO

: Microsoft had only have invested in one pipe which is wejo palantir chose the best of connected vehicle data vendors they chose wejo.

71

00:11:41.910 --> 00:11:49.590

Richard Barlow, Wejo Founder & CEO

: Somehow one of the world's largest insurers, one a Japanese largest insurance 110 billion dollars of assets under management chose wejo.

00:11:50.040 --> 00:12:00.510

Richard Barlow, Wejo Founder & CEO

: We are so proud of the strategic partners we've got but it hasn't stopped us working with most oems in the US, a huge number of OEMs on a global basis, only only wejo can claim that.

73

00:12:01.980 --> 00:12:02.790

Jeff Warshaw, VOSO CEO

: I, and I think.

74

00:12:02.850 --> 00:12:03.990

Jeff Warshaw, VOSO CEO

: I don't even know that.

75

00:12:04.650 --> 00:12:12.750

Jeff Warshaw, VOSO CEO

: You could really say that there's multiple connected car vehicles in the same way, because we're connected in real time we're providing real time data.

76

00:12:13.440 --> 00:12:27.120

Jeff Warshaw, VOSO CEO

: We wejo is is the leader in every possible metric on you know fantastic management team more revenue than any other, more relationships much with oem much more.

77

00:12:27.810 --> 00:12:43.860

Jeff Warshaw, VOSO CEO

: Support from you know incredible strategic partners and it's just you know the difference between you know kind of like a fresh food and frozen food, you know they both have a place, but you know if you want to eat well you know we prefer to eat fresh food.

78

00:12:45.480 --> 00:13:01.620

Alexandra Lane - Multimedia Editor - IPO Edge: That is that's it that's great imagery there so obviously there's a lot the projected growth of wejo is tremendous Richard walk us through exactly how you're planning to scale wejo to achieve your ambitious projections.

79

00:13:02.700 --> 00:13:18.720

Richard Barlow, Wejo Founder & CEO

: Yes, so another sort of differentiator, for wejo is that we are very open about our KPIs we're a simple business that we have unit economics per marketplace, we have live vehicles on platform. Two metrics that can be measured will be disclosed in our 10 Qs or 10 Ks.

00:13:20.490 --> 00:13:27.180

Richard Barlow, Wejo Founder & CEO

: If you're in economics stage in the marketplace, but your vehicle volumes scaled then our revenues would increase are increasing.

81

00:13:27.780 --> 00:13:34.080

Richard Barlow, Wejo Founder & CEO

: If our vehicles on platform flattened but our unit economics per marketplace scale our revenues with scale.

82

00:13:34.560 --> 00:13:45.630

Richard Barlow, Wejo Founder & CEO

: But actually our vehicle scale month by month our revenues per marketplace scale month by month so by having these two elements, the business in the marketplace, we have compounding revenue, we have exponential growth.

83

00:13:46.200 --> 00:13:53.580

Richard Barlow, Wejo Founder & CEO

: that's how we've our revenues increase over 20% in the last year I will increase my mother 300% next year we've got great visibility.

84

00:13:53.850 --> 00:14:00.660

Richard Barlow, Wejo Founder & CEO

: of new marketplaces going live we've got great visibility of more OEMs onboarding more live vehicles on platform.

85

00:14:00.930 --> 00:14:08.340

Richard Barlow, Wejo Founder & CEO

: Not a theoretical potentially vehicles are available actually live vehicles driving data points through our platform which drives a unit economic growth.

86

00:14:08.670 --> 00:14:13.140

Richard Barlow, Wejo Founder & CEO

: So that's one side of it so highly predictable highly scalable transparent.

00:14:13.740 --> 00:14:21.060

Richard Barlow, Wejo Founder & CEO

: One side of our business, the other side of businesses SAAS. SAAS where again we’ll be disclosing key metrics and our 10 years or 10 k's about.

88

00:14:21.270 --> 00:14:26.610

Richard Barlow, Wejo Founder & CEO

: For example, data points on a transactional basis with SaaS. The number subscriptions or licenses on.

89

00:14:26.850 --> 00:14:36.060

Richard Barlow, Wejo Founder & CEO

: Through through our business. So again a complete transparent approach about how we are the Leader why more and more OEMs, trust us with their data and how we are compounding that revenue growth.

90

00:14:37.560 --> 00:14:48.420

Jeff Warshaw, VOSO CEO

: One of the things that I also touched on that I really like to underscore is that these the business model and the projections and underlying the business model we you know.

91

00:14:48.810 --> 00:14:59.880

Jeff Warshaw, VOSO CEO

: were highly scrutinized and analyzed by us, but then also by perhaps the most sophisticated data company on the planet, perhaps the most sophisticated software.

92

00:15:00.540 --> 00:15:18.750

Jeff Warshaw, VOSO CEO

: company on the planet, perhaps the most the largest auto manufacturer on the planet, one of the largest insurance companies on the planet, so this is not something that we are like sounded good and scaled by adding numbers together this was vetted and analyzed by not only.

93

00:15:19.950 --> 00:15:30.660

Jeff Warshaw, VOSO CEO

: Virtuoso and our team, you know working extremely hard to be to make sure that we were rigorous and you know, making sure that we were extremely serious about our fiduciary responsibility.

00:15:31.110 --> 00:15:40.470

Jeff Warshaw, VOSO CEO

: But some of the smartest most sophisticated experience successful largest companies on the planet, in the specific areas.

95

00:15:40.710 --> 00:15:58.770

Jeff Warshaw, VOSO CEO

: that are needed to be this company needs to be successful in order to hit its numbers I don't I can't think of another company that is at this stage of its growth cycle, as wejo that has had that level of validation from such sophisticated experienced investors.

96

00:16:00.450 --> 00:16:09.330

Alexandra Lane - Multimedia Editor - IPO Edge: Yeah i'm and Richard kind of explain to us why you decided to go public via SPAC listing and not traditional ipo.

97

00:16:10.440 --> 00:16:19.380

Richard Barlow, Wejo Founder & CEO

: So we so I set up wejo in 2014 and I had incredible support from a great array of patient capital from high net worths in the UK.

98

00:16:20.340 --> 00:16:28.230

Richard Barlow, Wejo Founder & CEO

: And, and then, lastly, or three years ago, then General Motors became a backer and other strategic funding came aboard such as Hella, who are a significant.

99

00:16:28.890 --> 00:16:36.090

Richard Barlow, Wejo Founder & CEO

: tier one vendor we've got to the point, where we had the demand from OEMs was exceeding what the private markets could support.

100

00:16:36.510 --> 00:16:41.610

Richard Barlow, Wejo Founder & CEO

: So we have oems who want us to be live in India who want us to be live in Japan.

101

00:16:42.120 --> 00:16:51.090

Richard Barlow, Wejo Founder & CEO

: We needed public markets, we need the public market support for the demand from the OEMs that are already there in already signed already in our sales pipeline.

00:16:52.080 --> 00:16:56.910

Richard Barlow, Wejo Founder & CEO

: So we were looking for the best outcome for all stakeholders, in wejo.

103

00:16:57.330 --> 00:17:07.710

Richard Barlow, Wejo Founder & CEO

: The best outcome, the stakeholders aren’t just conventional investors but also actually our oem partners, you know they wanted to trust that actually if they gave us, for example, you know there's no way i'm saying you know.

104

00:17:08.040 --> 00:17:15.030

Richard Barlow, Wejo Founder & CEO

: You are running all our data globally but convince us you, you have the capital to support that demand we've got multiple OEMs demanding that.

105

00:17:15.900 --> 00:17:24.390

Richard Barlow, Wejo Founder & CEO

: We are employing people in Japan we're employing people in Europe we're employing people in the US, huge capital requirements.

106

00:17:24.720 --> 00:17:32.910

Richard Barlow, Wejo Founder & CEO

: So came to say it became a conclusion actually we needed to identify a route to come to market to to continue to live on the contracts already signed.

107

00:17:33.330 --> 00:17:42.240

Richard Barlow, Wejo Founder & CEO

: And going through the SPAC process, it became it we're all roads lead lead lead to the same point, and then, when Jeff and I met and we've.

108

00:17:42.660 --> 00:17:57.690

Richard Barlow, Wejo Founder & CEO

: Even when even the new world of COVID we have met face to face we've had many beers many meals, where we've discussed the future, it was meeting minds, you know Jeff's incredible operator, but actually i'm not just Jeff no offense Jeff but also jeff's.

00:17:59.040 --> 00:18:04.980

Richard Barlow, Wejo Founder & CEO

: fellow director Sam Sam Sam Hendel who's joining us from joining us he's a Co founder of data miner.

110

00:18:05.340 --> 00:18:13.320

Richard Barlow, Wejo Founder & CEO

: Sam has an incredible approach and sense of the data space and he him and his co founders and data miner have been incredible business working with amazing organizations such as Twitter.

111

00:18:13.590 --> 00:18:27.570

Richard Barlow, Wejo Founder & CEO

: And we saw some really interesting comparables between our businesses and all roads kept telling us to go down this route and it's been a it's been a fun journey and we've continued to surprise each other in a nice way I hope Jeff.

112

00:18:27.930 --> 00:18:29.340

Richard Barlow, Wejo Founder & CEO

: And we.

113

00:18:30.120 --> 00:18:32.160

Richard Barlow, Wejo Founder & CEO

: You know this has been a it's been a great outcome so far.

114

00:18:33.120 --> 00:18:33.420

Jeff Warshaw, VOSO CEO

: I mean.

115

00:18:33.450 --> 00:18:35.820

Alexandra Lane - Multimedia Editor - IPO Edge: that's one great same question to you Jeff.

116

00:18:36.510 --> 00:18:38.940

Jeff Warshaw, VOSO CEO

: From our standpoint, I mean look it's a company with a great.

00:18:39.270 --> 00:18:42.240

Jeff Warshaw, VOSO CEO

: team, are you know incredibly.

118

00:18:43.590 --> 00:18:53.310

Jeff Warshaw, VOSO CEO

: creative and innovative founder and he's put together a great team, you know there's no question, this is a massive opportunity for connected car data.

119

00:18:54.240 --> 00:19:05.100

Jeff Warshaw, VOSO CEO

: there's so many different ways this company has to monetize it has a competitive advantage, with all its OEM deals, it has a competitive advantage because it's demonstrated an ability.

120

00:19:05.310 --> 00:19:11.850

Jeff Warshaw, VOSO CEO

: To actually process real time data at scale that's never been done before, I mean the only thing that's missing is.

121

00:19:12.390 --> 00:19:22.770

Jeff Warshaw, VOSO CEO

: My name isn’t Shamad, I mean everything else that has to be you know the SPAC of the year, and you know, hopefully, you know, the people will realize that.

122

00:19:23.280 --> 00:19:34.260

Jeff Warshaw, VOSO CEO

: This is, you know, a really unbelievable opportunity to get in at a level where this company is just taking off and has so much opportunity for growth.

123

00:19:34.950 --> 00:19:36.600

Richard Barlow, Wejo Founder & CEO

: Well Jeff Jeff this just what.

124

00:19:36.690 --> 00:19:52.110

Richard Barlow, Wejo Founder & CEO

: An it.com you know they have a they have nearly 300,000 retail investors, we are one of their top three SPACs so i'm happy to be top three SPAC, you know in from from a well respected a retail investor organizations so i'll take top three of i'm happy to say top line as well.

00:19:52.890 --> 00:19:56.670

Alexandra Lane - Multimedia Editor - IPO Edge: awesome yeah take note Shamad jeff's coming for you.

126

00:19:59.370 --> 00:20:16.050

Alexandra Lane - Multimedia Editor - IPO Edge: tell us a little bit about Richard tell us a little bit about the relationship with Palantir Microsoft and Sompo explain that, for our investors. How have they been invested in wejo and how did that, how did it come about.

127

00:20:16.830 --> 00:20:27.870

Richard Barlow, Wejo Founder & CEO

: yeah so wejo and Sompo have been have been working together for three years and where we we've been providing.

128

00:20:29.040 --> 00:20:34.380

Richard Barlow, Wejo Founder & CEO

: Data we've been providing services to them to to to to help support their products.

129

00:20:35.190 --> 00:20:39.300

Richard Barlow, Wejo Founder & CEO

: So it became you know we were talking more and more and more, and then we found ourselves talking.

130

00:20:39.570 --> 00:20:46.230

Richard Barlow, Wejo Founder & CEO

: Not necessarily even about a short term commercial focus but actually about what could we do together in the future, what can we do here, how can we help each other there.

131

00:20:46.920 --> 00:20:48.750

Richard Barlow, Wejo Founder & CEO

: And it became a meeting of minds.

132

00:20:49.560 --> 00:21:03.870

Richard Barlow, Wejo Founder & CEO

: So you know i'd say Microsoft don't do pipe investments that's not their modus operandi so for them so for them to sort of, say, you know, actually, we will be part of your pipe was incredible endorsement of .. and a real sort of recognition of the relationship we'd already built.

00:21:05.010 --> 00:21:16.950

Richard Barlow, Wejo Founder & CEO

: palantir are you know they're an incredible organization, you know and they and they had a very clear remit and the last year about about backing about about backing the best sectors in this in this new sort of.

134

00:21:17.490 --> 00:21:25.140

Richard Barlow, Wejo Founder & CEO

: World SPACs and and we were talking they did deep due diligence they they met a lot of the team.

135

00:21:25.620 --> 00:21:30.480

Richard Barlow, Wejo Founder & CEO

: And again, we was meeting minds, and even this week in London, you know the wejo team and the Palantir.

136

00:21:30.870 --> 00:21:38.760

Richard Barlow, Wejo Founder & CEO

: team have been sat together in offices together bootstrapping you know there'll be running their at their at their own private hackathons you know and it's just getting an incredible meeting mind saying.

137

00:21:39.210 --> 00:21:49.110

Richard Barlow, Wejo Founder & CEO

: Oh, my what we do is stay together so yeah and you know where where we're really proud of some announcements will will be making this year and next year, about what we're doing with those partners.

138

00:21:50.280 --> 00:21:58.320

Richard Barlow, Wejo Founder & CEO

: We already had Japanese oem partners and then and then Sompo, or it's no it's no sort of secret some have a great relationship or palantir.

00:21:58.920 --> 00:22:07.740

Richard Barlow, Wejo Founder & CEO

: But then when Sompo saw what we're doing in Japan already with the oem SPACe, you know again a great meeting minds and we're working both Sompo on the west coast us, but also in Japan as well.

140

00:22:08.160 --> 00:22:16.950

Richard Barlow, Wejo Founder & CEO

: And you know we saw grace, you know we've already got people on the ground in Japan, and it was a great sort of moments in time, where we could see how we could fast track and bring forward.

141

00:22:17.790 --> 00:22:24.990

Richard Barlow, Wejo Founder & CEO

: ready demand in Japan of what OEMs want from us house and how Sompo is now fantastic partner, where now, we will be launching next year.

142

00:22:25.260 --> 00:22:34.770

Richard Barlow, Wejo Founder & CEO

: And then, since then insurance solution, which we believe will be unique and industry unique globally for insurance, not just for the connected vehicle data SPACe so incredible partners we've got.

143

00:22:35.700 --> 00:22:42.330

Alexandra Lane - Multimedia Editor - IPO Edge: So yeah indeed so many potential value offerings it's easy to see why Jeff is so fired up about this.

144

00:22:43.470 --> 00:22:56.610

Alexandra Lane - Multimedia Editor - IPO Edge: um so Richard let's get into more of the the nitty gritty about the tech behind wejo. Can you explain to us how the technology works.

145

00:22:57.420 --> 00:23:04.710

Richard Barlow, Wejo Founder & CEO

: So the first critical thing so notice that, so we take live data from vehicles, and we take either data directly from vehicles or via the.

146

00:23:05.040 --> 00:23:17.580

Richard Barlow, Wejo Founder & CEO

: cloud, but the critically the latency the time the data taken to be generated in vehicle to London our platform is seven minutes so new enough near real time, so not overnight sitting on a batch process, a near real time event.

00:23:18.330 --> 00:23:24.900

Richard Barlow, Wejo Founder & CEO

: And that goes into what we call single tenant environments so every oem has their own has their own sort of infrastructure we call it ADEPT.

148

00:23:25.530 --> 00:23:36.120

Richard Barlow, Wejo Founder & CEO

: And ADEPT That is our platform where each oem talks, it has and has their own control environment so that means is no chance of contamination of one oem data with with another oem data.

149

00:23:36.870 --> 00:23:42.720

Richard Barlow, Wejo Founder & CEO

: And we take that data and we run a consent process with every data point we receive in platform.

150

00:23:43.080 --> 00:23:51.570

Richard Barlow, Wejo Founder & CEO

: So we check every one of the 414,000 data points of second to make sure there is consent, make sure the consumer as given the consent for it to come to our platform.

151

00:23:52.530 --> 00:24:00.540

Richard Barlow, Wejo Founder & CEO

: And then the next stage is that we actually work through what what what's this data, adding value to how's it going to help so, for example, we've been advising.

152

00:24:02.430 --> 00:24:05.040

Richard Barlow, Wejo Founder & CEO

: North Carolina state during the hurricane season.

153

00:24:06.300 --> 00:24:13.650

Richard Barlow, Wejo Founder & CEO

: So what data applies to help out so we then pick off elements of data from each OEM and then we run something called a common data model.

00:24:14.190 --> 00:24:22.920

Richard Barlow, Wejo Founder & CEO

: So that's where we take out confidential data, so we take out IP protected data from a particular area and we and we blur the data together.

155

00:24:23.520 --> 00:24:28.920

Richard Barlow, Wejo Founder & CEO

: And then we provide a feed out in near real time again, and this whole thing happens in real time, none of this is batch.

156

00:24:29.580 --> 00:24:38.160

Richard Barlow, Wejo Founder & CEO

: And then we present then we present feeds out to recipients of data, or we present visualizations or present insights of that data all in this near real time environment.

157

00:24:38.700 --> 00:24:48.180

Richard Barlow, Wejo Founder & CEO

: We have a platform called wejo studio, which is our visualization and front end where our buyers or our clients can go online and actually see what's going on, so they can see.

158

00:24:48.510 --> 00:24:54.570

Richard Barlow, Wejo Founder & CEO

: How many cars were on fifth avenue on 42nd street who turned right in the last minute.

159

00:24:55.110 --> 00:25:02.490

Richard Barlow, Wejo Founder & CEO

: Has a road being closed in real time real time events we're doing real time events in insurance or how many how many claims of that be.

160

00:25:02.760 --> 00:25:10.080

Richard Barlow, Wejo Founder & CEO

: we're doing real time events to understand about what's going on in cities we're doing real time it's on weather, and this is all displayed within our platform called wejo studio.

00:25:11.280 --> 00:25:25.380

Alexandra Lane - Multimedia Editor - IPO Edge: yeah I think the recent hurricanes on the east coast have everyone thinking about in a broader sense, how this data could be applied to natural disasters, so that's that's really fascinating that there's such a broad application.

00:25:25.770 --> 00:25:32.820

Alexandra Lane - Multimedia Editor - IPO Edge: And, can you tell us a bit how the solution wejo solution is being validated as well.

163

00:25:33.660 --> 00:25:38.160

Richard Barlow, Wejo Founder & CEO

: yeah so so in terms of deities you know where we're helping signage to to to improve to.

164

00:25:38.550 --> 00:25:41.820

Richard Barlow, Wejo Founder & CEO

: improve drivers sort of you know, understanding what's going on there on the road they're driving on.

165

00:25:42.120 --> 00:25:45.450

Richard Barlow, Wejo Founder & CEO

: we're the only company the world that's machine learned every lane of every highway.

166

00:25:45.690 --> 00:25:53.790

Richard Barlow, Wejo Founder & CEO

: We know what's going on in cities, we know what's going on highways in near real time, and that means we can find great set of understandings to improve safety.

167

00:25:54.060 --> 00:26:02.790

Richard Barlow, Wejo Founder & CEO

: In terms of you know, in terms of the hurricanes, we just had now we're identifying vehicles not moving, but actually providing a power source back to the homeowner.

168

00:26:03.090 --> 00:26:07.080

Richard Barlow, Wejo Founder & CEO

: Now so we're helping people understand about you know the power is filled in the home, but actually the vehicles.

169

00:26:07.590 --> 00:26:19.560

Richard Barlow, Wejo Founder & CEO

: is providing that value and we're helping us understand about actually what should they be doing their vehicles to actually improve that experience how can actually the the battery in the vehicle be better utilize or even that all.

00:26:20.520 --> 00:26:25.440

Richard Barlow, Wejo Founder & CEO

: powertrain train to actually run an incredible sort of you know lifesaver for that the owner of the vehicle.

171

00:26:27.450 --> 00:26:44.700

Alexandra Lane - Multimedia Editor - IPO Edge: that's great and then, can you give us the kind of future outlook into the market for connected vehicle data, I know that you've talked a lot about you know, the current capabilities and future capabilities, but kind of just maybe explain more a bit of the imagery of what that looks like.

172

00:26:45.510 --> 00:26:46.620

Richard Barlow, Wejo Founder & CEO

: So you know it's funny oh.

173

00:26:46.620 --> 00:26:47.160

Alexandra Lane - Multimedia Editor - IPO Edge: i'm like.

174

00:26:47.670 --> 00:26:54.900

Richard Barlow, Wejo Founder & CEO

: yeah I i've just had a strategy session with with my entire executive, the last three days.

175

00:26:55.410 --> 00:26:59.580

Richard Barlow, Wejo Founder & CEO

: And we were sort of planning about how we're going to deliver to our 2025 you know what what you know.

176

00:26:59.970 --> 00:27:07.350

Richard Barlow, Wejo Founder & CEO

: We we are, we are, we are very much in our packs driven business, you know what what was the leavers we've got to pull, what are the, what are we pulling now how are we going to how are we going to.

00:27:07.920 --> 00:27:14.250

Richard Barlow, Wejo Founder & CEO

: You know how we're going to meet and beat the market and and one of my EVPs said we're going to put cars on Mars.

178

00:27:14.790 --> 00:27:16.680

Richard Barlow, Wejo Founder & CEO

: And that was sort of you know that that that was his endpoint.

179

00:27:17.190 --> 00:27:23.340

Richard Barlow, Wejo Founder & CEO

: And then he said that's 2025 and he said, and you know what in 2024 We just need to be trusted as an organization with data.

180

00:27:23.670 --> 00:27:36.180

Richard Barlow, Wejo Founder & CEO

: 2023, we need to be trust with data 2022, we need to be trusted with data and that's our mantra around dates, but is that we have to always be trusted with days about how we use it to add value for their consumers or the providers of data.

181

00:27:36.600 --> 00:27:52.650

Richard Barlow, Wejo Founder & CEO

: So what's the future look like well we're already empowering an area we're empowering an oem to identify free parking availability, where cars are driving around and in real time contributing to scanning of parking spaces, not just curbside but in parking lots of as well.

182

00:27:53.190 --> 00:27:56.490

Richard Barlow, Wejo Founder & CEO

: that's that that set and then the insights will be shared to other vehicles.

183

00:27:57.180 --> 00:28:03.030

Richard Barlow, Wejo Founder & CEO

: Actually, the future is when you get into an autonomous vehicle, you can instruct the at the AV to drop you on the curb side.

184

00:28:03.420 --> 00:28:08.700

Richard Barlow, Wejo Founder & CEO

: Your vehicle drive away if it needs to go through a toll they'll be frictionless payments we're powering that.

00:28:09.360 --> 00:28:14.370

Richard Barlow, Wejo Founder & CEO

: If the vehicle needs to go into a parking lot where this was a barrier in these repayment made again be a frictionless payments.

186

00:28:14.970 --> 00:28:27.120

Richard Barlow, Wejo Founder & CEO

: And then another vehicle informed that a AV, whether it was parking spaces in that partner on the curb side and that's that's a sort of a glimpse of what the future looks like but it's not the future it's what's being worked on now it's what we do, has already been paid for.

187

00:28:29.640 --> 00:28:49.080

Alexandra Lane - Multimedia Editor - IPO Edge: Yes, and you mentioned how the data is we've talked a little bit how the data is being used, but there's there's a lot of consumer skepticism over the issue of data privacy, so how can you ensure your consumers that wejo will protect sensitive user data.

188

00:28:50.400 --> 00:29:03.600

Richard Barlow, Wejo Founder & CEO

: You know my background is data I my previous business was was was was was a leader in the fintech space in UK I have been working with privacy with regulators for 20 years.

189

00:29:04.380 --> 00:29:13.290

Richard Barlow, Wejo Founder & CEO

: And what I said wejo and you know my there was there was the the shower moment what am I going to call this new business why I want to be the market leader for connected vehicle data.

190

00:29:13.890 --> 00:29:16.770

Richard Barlow, Wejo Founder & CEO

: And the na the name, wjo came from we journey.

191

00:29:17.070 --> 00:29:26.460

Richard Barlow, Wejo Founder & CEO

: This open idea that actually there is journey data being generated and we need to have this open dialogue with consumers that actually the generating data and the data has to be used for good has to be there.

00:29:26.820 --> 00:29:37.290

Richard Barlow, Wejo Founder & CEO

: Not to identify for speeding, not to punish them if they're if the insurance proceeds to be a poor driver that's not what that's not what our business about our business is about improving safety on roads.

193

00:29:38.430 --> 00:29:42.690

Richard Barlow, Wejo Founder & CEO

: is reducing congestion roads, so we think like that, as a business and that's.

194

00:29:43.110 --> 00:29:51.930

Richard Barlow, Wejo Founder & CEO

: And that's the DNA of our business units wejo is what why we all live, you know, and I mentioned to you just before what are we doing in 22, 23, 24, 25.

195

00:29:52.410 --> 00:30:01.560

Richard Barlow, Wejo Founder & CEO

: We have to be recognized as being trusted with data what's the future for me well by 2031 over 300 million cars, when you when you start the vehicle up.

196

00:30:02.070 --> 00:30:10.650

Richard Barlow, Wejo Founder & CEO

: but actually wejo is the icon in the hdmi the entertain the car and consumers can recognize that actually they can they can trust the data is not doing too bad actors.

197

00:30:11.040 --> 00:30:17.610

Richard Barlow, Wejo Founder & CEO

: They can trust us that there was a genuine concern around where their data is going to and that's why that's why I get up every day.

198

00:30:18.360 --> 00:30:30.630

Jeff Warshaw, VOSO CEO

: When we were when we first heard about all the potential uses for for wejo you know, the first thing that we said is can they really do it like How is that possible, are they allowed to do that.

00:30:30.990 --> 00:30:37.890

Jeff Warshaw, VOSO CEO

: And so we got really comfortable with not only could they do it, but they were actually setting the standard for.

200

00:30:38.310 --> 00:30:48.810

Jeff Warshaw, VOSO CEO

: open and and privacy and openly communicating on with it with the drivers and making sure that they were not just complying, but they were way out in front of it, knowing.

201

00:30:49.050 --> 00:30:58.260

Jeff Warshaw, VOSO CEO

: That ultimately getting people comfortable with the their ability to use this data responsibly was going to be a huge part of its acceptance.

202

00:31:00.000 --> 00:31:19.680

Alexandra Lane - Multimedia Editor - IPO Edge: yeah that's it's gives a lot of peace of mind to the consumer, and you know, obviously, for a you know litigated purposes as well, the UK is become a huge tech hub Richard, why can you explain just a little bit why you're deciding to go public in the US and not back home and Britain.

203

00:31:20.490 --> 00:31:29.100

Richard Barlow, Wejo Founder & CEO

: yeah it is access to capital, the UK UK exchanges are not are not ready for this sort of technology driven business, you know.

204

00:31:29.820 --> 00:31:38.790

Richard Barlow, Wejo Founder & CEO

: We are not a UK centric organization and we we were headquartered in UK but we have people working for us all over the world.

205

00:31:39.450 --> 00:31:49.110

Richard Barlow, Wejo Founder & CEO

: So we appraised UK markets we appraised global private equity, we appraised all sorts of solutions and we came to conclusion actually the right thing for us was to go to the US markets.

00:31:51.270 --> 00:32:06.720

Alexandra Lane - Multimedia Editor - IPO Edge: Okay, so let's go back to I think there's a few actual questions coming in, as well about the relationship with Palantir Microsoft and Sompo so, can you also explain who else is currently participating in your partner ecosystem and what this means for.

207

00:32:07.290 --> 00:32:10.620

Alexandra Lane - Multimedia Editor - IPO Edge: The richness per se, of wejo’s data.

208

00:32:11.550 --> 00:32:20.100

Richard Barlow, Wejo Founder & CEO

: Yes, so we're partnering with Hella Hella, a significant tier one there are 6 billion euro manufacturer of sensors we're also partnering with Magna.

209

00:32:20.880 --> 00:32:30.120

Richard Barlow, Wejo Founder & CEO

: Magna I believe manufacture 35% of all new car seats sold every year, they will they also own a business called Zeevo so significant tier one partners.

210

00:32:30.540 --> 00:32:39.000

Richard Barlow, Wejo Founder & CEO

: And that's just examples of some of the significant partners where we were working with we work with credible partners they're going to make a difference to.

211

00:32:39.570 --> 00:32:50.490

Richard Barlow, Wejo Founder & CEO

: Our oem clients, where we deliberately invest heavily in building long term partnerships, you know the the overall oem ecosystem is a very.

212

00:32:51.000 --> 00:32:59.310

Richard Barlow, Wejo Founder & CEO

: Is a very long drawn out process, yes it's a seven year cycle, so we and you've got to be careful, you that you enter the cycle that the right point in time.

213

00:33:00.330 --> 00:33:07.500

Richard Barlow, Wejo Founder & CEO

: we've we've aligned ourselves the right partners who actually can then we can show credibly two areas that we can do some global insurance solutions, we can credibly deliver them.

00:33:08.100 --> 00:33:15.090

Richard Barlow, Wejo Founder & CEO

: Remote diagnostics to credibly deliver them global recovery of vehicles, global fleet solutions, global solutions around entertainment and advertising.

215

00:33:17.010 --> 00:33:26.700

Alexandra Lane - Multimedia Editor - IPO Edge: yeah fantastic Jeff is there anything that Richard is has has missed about the value offering that you see in wejo.

216

00:33:27.420 --> 00:33:35.220

Jeff Warshaw, VOSO CEO

: Well, not that he's missed anything but one of the things that that made me this opportunity kind of even more of a no brainer.

217

00:33:36.000 --> 00:33:51.210

Jeff Warshaw, VOSO CEO

: Of course, subject to massive diligence and no brainer is that i'm been a lifetime media executive founder entrepreneur and i'm the chairman of the Nielsen Advisory Council so as in that seat I get to see.

218

00:33:52.500 --> 00:34:09.390

Jeff Warshaw, VOSO CEO

: What the kind of the future product, you know the with the products that will be offering level of satisfaction, what they offer to our media companies and and I know that Nielsen is a very large expense for for media companies.

219

00:34:10.530 --> 00:34:20.610

Jeff Warshaw, VOSO CEO

: Ratings research and I look at what we will ultimately be able to provide where you're not only providing usage in the car of.

220

00:34:21.330 --> 00:34:27.030

Jeff Warshaw, VOSO CEO

: For for what's on the media player, but you know in real time if a song gets tuned out if.

221

00:34:27.540 --> 00:34:38.610

Jeff Warshaw, VOSO CEO

: If a commercial gets to that if somebody hits their wi fi how many people are in the car ultimately on you know there's a whole bunch of information that isn't available currently to media companies um for billboard companies.

00:34:39.840 --> 00:34:46.350

Jeff Warshaw, VOSO CEO

: Right now, they have you know archaic methods of measurement now in real time we’ll know how many people drove by a billboard.

223

00:34:46.740 --> 00:34:51.150

Jeff Warshaw, VOSO CEO

: All kinds of information about them how many people were in the car did they go visit the the.

224

00:34:51.450 --> 00:34:56.610

Jeff Warshaw, VOSO CEO

: Establishment that was on the billboard within a 24 hour period, all these things are tremendously valuable.

225

00:34:56.820 --> 00:35:07.800

Jeff Warshaw, VOSO CEO

: and actually to bridge the value equation between traditional and digital media and that's obviously a massive opportunity that anything that a traditional media company can do to.

226

00:35:08.370 --> 00:35:17.700

Jeff Warshaw, VOSO CEO

: to bridge that gap which is substantial it wouldn't be worth tremendous amounts of money to media companies So although it's only.

227

00:35:18.360 --> 00:35:26.340

Jeff Warshaw, VOSO CEO

: Maybe 5% of the projected revenue in 2024 2025 alone that would be a business that I would pay a billion dollars for.

228

00:35:26.670 --> 00:35:38.940

Jeff Warshaw, VOSO CEO

: And so we felt really comfortable with the valuation because it's a small part of the actual value equation of all the wejo, but still a tremendous opportunity just in media and advertising space.

00:35:39.690 --> 00:35:45.780

Alexandra Lane - Multimedia Editor - IPO Edge: yeah and can you tell us anything about first plans after the ipo.

230

00:35:47.040 --> 00:35:53.250

Richard Barlow, Wejo Founder & CEO

: So we've got a clear roadmap and we've we've disclosed in our 8K and our S-4 about about what we're delivering next year.

231

00:35:54.150 --> 00:36:02.670

Richard Barlow, Wejo Founder & CEO

: I can't go into specifics, but we will be live with insurance next year … with … insurance, we will be live with remote diagnostics.

232

00:36:03.480 --> 00:36:14.820

Richard Barlow, Wejo Founder & CEO

: With with recovery with entertainment we're very we were already live now in Japan so we're very much we’re we’re already live in Korea, so will be will be broadening our offering.

233

00:36:15.480 --> 00:36:21.000

Richard Barlow, Wejo Founder & CEO

: we're already broadening often we've not we've not weights to complete our D SPAC before executing on our plan.

234

00:36:21.270 --> 00:36:31.080

Richard Barlow, Wejo Founder & CEO

: we're already well capitalized, so this is just this is just part of our journeys we’ll complete this listing, and will continue to execute and continue to to delight and surprise our oem partners.

00:36:32.370 --> 00:36:39.540

Alexandra Lane - Multimedia Editor - IPO Edge: Yes, and Jeff I know you're I know you're brimming with excitement over this anything you can add to the extent that you can.

00:36:40.020 --> 00:36:45.690

Jeff Warshaw, VOSO CEO

: know I just we have a lot of exciting things coming down the pipe and you know, we think that this is.

237

00:36:46.710 --> 00:36:54.180

Jeff Warshaw, VOSO CEO

: You know just we were really fortunate to not only find such a great company with such a great team as wejo but we happen to.

238

00:36:55.380 --> 00:37:02.130

Jeff Warshaw, VOSO CEO

: Make the deal at a time in the kind of SPAC world where there was a really opportunistic.

239

00:37:03.750 --> 00:37:17.670

Jeff Warshaw, VOSO CEO

: time for us and we were able to create a deal where we think our investors and future investors have a tremendous amount of the upside and hasn't already been priced in to the into the stock.

240

00:37:18.540 --> 00:37:33.780

Alexandra Lane - Multimedia Editor - IPO Edge: that's really fantastic and we've got a lot of really great questions coming in i'm going to toss it back to my colleague jarrett he's going to run down Thank you so much Jeff and Richard for this conversation it's been very insightful and very exciting.

241

00:37:34.320 --> 00:37:35.850

Richard Barlow, Wejo Founder & CEO

: Thank you, thank you, Tom Thank you.

242

00:37:37.200 --> 00:37:49.440

Jarrett Banks, Editor-at-Large - IPO Edge: Thanks Alexandra yes, we do have a lot of questions and once again we remind you to submit them through the zoom portal or email editor at I.

00:37:49.920 --> 00:38:03.570

Jarrett Banks, Editor-at-Large - IPO Edge: IPO-edge.com okay so let's get started with some audience questions here's one, it says, if my oem doesn't already have me connected to wejo how else would I get hooked up to it.

00:38:06.180 --> 00:38:16.500

Richard Barlow, Wejo Founder & CEO

: They value ma.. there's many ways the majority new cars now being sold have connectivity embedded into the car says no aftermarket required you don't need to go back to a dealership.

245

00:38:17.310 --> 00:38:21.990

Richard Barlow, Wejo Founder & CEO

: we're very much now working with OEMs, so too, so they can educate consumers about how they can connect their vehicle.

246

00:38:22.950 --> 00:38:32.310

Richard Barlow, Wejo Founder & CEO

: So OEMs are now we're now working with us about how they're going to activate more vehicles, you know our our forecasts to go from 14 million live cars, yet to 30 million live cars next year.

247

00:38:32.610 --> 00:38:41.850

Richard Barlow, Wejo Founder & CEO

: Those cars are already out on the road, the owners need to actually activate those vehicles, they need to send them a code to the car or and on the air updates to actually instruct the car to start sending data.

248

00:38:42.390 --> 00:38:56.730

Richard Barlow, Wejo Founder & CEO

: OEMs were working with more than five of the top ten OEMs, the US on that on that mission we've already got incredible traction likes of General Motors and incredible traction with the likes of hyundai the likes of Daimler and others.

249

00:38:58.110 --> 00:39:11.280

Jarrett Banks, Editor-at-Large - IPO Edge: Right that's great here's another one should investors, think of this as a SAAS company, I see your margins are going to nearly 70% in a few years.

250

00:39:12.750 --> 00:39:20.610

Richard Barlow, Wejo Founder & CEO

: yeah I mean, I mean the SAAS has become a bit of a catch all for everything we are a data business, we are a trusted data partner in industry.

00:39:20.970 --> 00:39:30.840

Richard Barlow, Wejo Founder & CEO

: we're not a visualization business, we are a data platform where a data infrastructure business we're becoming the communication data stack of industry, where OEMs trust us with their data.

252

00:39:31.200 --> 00:39:43.440

Richard Barlow, Wejo Founder & CEO

: They trust is look after their data, even if it's for their own internal analysis, even if they don't want it to go to third parties we’re being trust without data at a raw level, the most precious may sensitive point for now i'm sort of journey.

253

00:39:45.120 --> 00:39:51.840

Richard Barlow, Wejo Founder & CEO

: So that's so yeah we're a SAAS business where a high margin SAAS business, but ultimately we're a data infrastructure business.

254

00:39:52.770 --> 00:39:54.810

Jarrett Banks, Editor-at-Large - IPO Edge: Right, yes, go ahead.

255

00:39:54.870 --> 00:39:55.710

Jeff Warshaw, VOSO CEO

: One of the things that.

256

00:39:57.360 --> 00:40:15.360

Jeff Warshaw, VOSO CEO

: People should realize is that contributes to the margins, is that once we have the connectivity to the car, we can take that same data and monetize it over all these other platforms there's no incremental cost as far as getting that data, because we have the connected car.

257

00:40:15.540 --> 00:40:17.160

Jeff Warshaw, VOSO CEO

: And we're getting the data directly from the.

00:40:17.160 --> 00:40:23.730

Jeff Warshaw, VOSO CEO

: Car you it's the Stream is essentially the same and so when we start monetizing over different.

259

00:40:24.810 --> 00:40:34.590

Jeff Warshaw, VOSO CEO

: areas of focus on it doesn't have a correlating increase in our expense in procuring that data Richard is that a good way of putting it yeah.

260

00:40:34.620 --> 00:40:37.320

Richard Barlow, Wejo Founder & CEO

: Absolutely absolutely so Jeff you know better than me.

261

00:40:38.670 --> 00:40:45.450

Jarrett Banks, Editor-at-Large - IPO Edge: Great now you, you mentioned Sompo insurance in Japan.

262

00:40:46.890 --> 00:40:57.120

Jarrett Banks, Editor-at-Large - IPO Edge: and, obviously, Richard you're in the UK, the company is going public in the US, are there any other global plans that you could tell us about.

263

00:40:58.380 --> 00:41:11.730

Richard Barlow, Wejo Founder & CEO

: me we have global demands multiple OEMs, so we are you know our our plans shows that we, we will be opening up more marketplaces and more territories next year are we have we have demand to be in India, we have demand to to be in China.

264

00:41:12.810 --> 00:41:21.750

Richard Barlow, Wejo Founder & CEO

: We can't say more than that, but it, but it, but it, but we, but we have a clear plan about how we're going to execute we are already executing on our plan to to to continue to meet some beat on numbers.

00:41:23.460 --> 00:41:39.570

Jarrett Banks, Editor-at-Large - IPO Edge: Great okay here's another question we've seen many companies with impressive revenue projections, but some have had to revise them can you talk about what underpins those numbers and give us a bottom up analysis.

00:41:40.530 --> 00:41:51.780

Richard Barlow, Wejo Founder & CEO

: Our business is built from the bottom up it's about having live vehicles on platform we’re the only business that is … live vehicles that's what drives your your revenue that's what drives your unit economic growth.

267

00:41:52.140 --> 00:41:56.310

Richard Barlow, Wejo Founder & CEO

: So we have live vehicles we have scaling live vehicles on platform, we have scaling marketplaces.

268

00:41:56.670 --> 00:42:10.320

Richard Barlow, Wejo Founder & CEO

: We will disclose and our 10 Qs or 10 k's unit economic value pair marketplace live per quarter will disclose the number, the number SAAS subscriptions live will disclose them and live vehicles on the platform we will disclose the data points per vehicle.

269

00:42:10.890 --> 00:42:17.730

Richard Barlow, Wejo Founder & CEO

: So we're very much transparent, so we have great visibility about how we're going to scale or how are they are scaling into next year and beyond.

270

00:42:18.120 --> 00:42:23.310

Richard Barlow, Wejo Founder & CEO

: We know where that's coming from we know the scale in Europe, we know the scale in the US, we know the scale in APAC.

271

00:42:23.730 --> 00:42:30.990

Richard Barlow, Wejo Founder & CEO

: In terms of the markets, as you mentioned before you know we have what could be described as captive buyers, you know their strategic partners.

272

00:42:31.320 --> 00:42:42.870

Richard Barlow, Wejo Founder & CEO

: That we are already working with them, about how they want to work with us to actually deliver amazing experience that was drive up revenues again i'm not aware of any other business in this sector that’s got that’s got such a transparent approach to their revenue scale.

00:42:45.210 --> 00:42:52.260

Jarrett Banks, Editor-at-Large - IPO Edge: Right right okay here's another one, will you need additional capital to execute the growth plan you've laid up.

274

00:42:53.400 --> 00:43:01.470

Richard Barlow, Wejo Founder & CEO

: I mean all the plan we we disclose in our in our initial a 8k and our S-4 was not only for our packs for scale up of business but also actually m&a.

275

00:43:01.920 --> 00:43:08.790

Richard Barlow, Wejo Founder & CEO

: The m&a elements of our business is is is not baked in so we're assuming we raise capital but we're not baking in any any any sort of.

276

00:43:09.150 --> 00:43:18.360

Richard Barlow, Wejo Founder & CEO

: Any any assumption, or what what what i'll do for revenue, so if we don't do any acquisition, we will raise enough capital and this back and pipe process to actually deliver our organic plan.

277

00:43:18.750 --> 00:43:26.910

Richard Barlow, Wejo Founder & CEO

: We know where the data is coming from its already on platform, we know it's going to scale to we know what markets, we need to open to actually scale our revenues and our on are scaling revenues already.

278

00:43:28.950 --> 00:43:44.280

Jarrett Banks, Editor-at-Large - IPO Edge: Okay that's great now can we talk a little bit about comps is Otonomo your closest COMP and it looks like your pricing lower than Otonomo, but do you deserve a comparable valuation.

279

00:43:46.110 --> 00:43:54.900

Richard Barlow, Wejo Founder & CEO

: We are, I think Jeff describes one of us has been has been fresh food that's for Jeff to to to to discuss this for investors to decide.

00:43:55.410 --> 00:44:07.890

Richard Barlow, Wejo Founder & CEO

: All I can say is our revenues were on a gross basis, and he 10 times greater than than an Otonomo a year ago, we have more live vehicles and platform, we have more data points they have a business, we have our business.

281

00:44:09.210 --> 00:44:20.610

Jeff Warshaw, VOSO CEO

: But you're accurate in that because of something I alluded to during the kind of the evolution of the SPAC market at this moment, the valuation.

282

00:44:21.720 --> 00:44:36.810

Jeff Warshaw, VOSO CEO

: Of the current and original valuation of Otonomo is higher on, despite the fact that we feel that we are undoubtedly in every important and maybe every unimportant metric the leader in this field.

283

00:44:37.530 --> 00:44:48.480

Jeff Warshaw, VOSO CEO

: And with you and we are proud to be disclosing our numbers on a regular basis, to make sure that everyone can validate that we remain as the leader.

284

00:44:49.950 --> 00:44:56.490

Jarrett Banks, Editor-at-Large - IPO Edge: Great great okay let's let's go back to Richard, what are your views on EVs.

285

00:44:58.290 --> 00:45:05.700

Jarrett Banks, Editor-at-Large - IPO Edge: You may have an interesting and unique perspective I know this, all the talk, these days, especially in the SPAC world.

286

00:45:06.120 --> 00:45:14.580

Richard Barlow, Wejo Founder & CEO

: yeah it's interesting we we have an emphasis on EVs where we know where you, EVs are parking during the day, we know we know the level of battery.

00:45:15.300 --> 00:45:25.350

Richard Barlow, Wejo Founder & CEO

: We know EVs that needs to be slow charged and fast charged where we're building indices around that which which we will disclose and make available on a real time basis and to help.

288

00:45:25.980 --> 00:45:38.010

Richard Barlow, Wejo Founder & CEO

: Infrastructure be planned, so we have over 200,000 live EVs on platform we get live data but it's not just batch performance we get from EV we're also getting weather data, one of the biggest sort of.

289

00:45:39.540 --> 00:45:44.880

Richard Barlow, Wejo Founder & CEO

: trends that that's coming out of EVs as a factor actually in cold weather batteries perform less well.

290

00:45:45.330 --> 00:45:53.580

Richard Barlow, Wejo Founder & CEO

: we've got a unique data asset that actually informs industry about how actually the heat of Texas has a positive benefit compared to the coldness of say Alaska.

291

00:45:54.030 --> 00:46:00.780

Richard Barlow, Wejo Founder & CEO

: That that's that's one of the benefits of being live data from vehicles, you know and that's just trend data, so it doesn't need to be down to a personal.

292

00:46:01.020 --> 00:46:07.950

Richard Barlow, Wejo Founder & CEO

: down to an individual person that helps it helps EV infrastructure providers know where to install and invest invest that capital.

293

00:46:09.540 --> 00:46:14.340

Jeff Warshaw, VOSO CEO

: We’re you know position absolutely unique position to deliver that data.

294

00:46:15.270 --> 00:46:22.830

Richard Barlow, Wejo Founder & CEO

: You haven't in terms of ev you know when I just quickly look looks at i've got a live dashboard of my screen, so I quickly clicks and.

00:46:23.160 --> 00:46:35.430

Richard Barlow, Wejo Founder & CEO

: Actually, the hours between 2pm and 8pm when a when a when a when a when a when EVs are charged, you know challenge anyone to say that quickly we're real time data what's going on we've got incredibly powerful data.

296

00:46:37.020 --> 00:46:57.720

Jarrett Banks, Editor-at-Large - IPO Edge: Right now we've got a lot of questions about oems so maybe i'll try and combine them into one here what's your plan for attracting new oem and can you please share more information about the onboarding process for an oem what needs to be done to transfer data to your infrastructure.

297

00:46:58.230 --> 00:47:03.030

Richard Barlow, Wejo Founder & CEO

: yeah so what, so we are talking to the vast majority of the top 40 OEMs in the world.

298

00:47:03.360 --> 00:47:11.850

Richard Barlow, Wejo Founder & CEO

: And it is a slow process, there was a huge amount of stakeholder management, you know there's only so we've been talking to since 2014 and I noticed when your Q and a's is that was.

299

00:47:12.240 --> 00:47:15.120

Richard Barlow, Wejo Founder & CEO

: Well, why is your revenue flat, for the first few years takes a long time.

300

00:47:15.900 --> 00:47:22.230

Richard Barlow, Wejo Founder & CEO

: You know that that you know we're part of our motives is the incredible internships we've built with OEMs, you know you as a start of a scale up.

301

00:47:23.010 --> 00:47:27.600

Richard Barlow, Wejo Founder & CEO

: You do not win a significant contract where you're trustworthy data overnight.

302

00:47:27.900 --> 00:47:34.470

Richard Barlow, Wejo Founder & CEO

: So we've gone through the curve we've gone through this of the process, the life cycle we've gone through this of the building the awareness, where.

00:47:34.710 --> 00:47:47.010

Richard Barlow, Wejo Founder & CEO

: we've worked every stakeholder in an OEm whether it's legal whether it's tech whether it's data, whether it's commercial C suite of the OEMs, the outcome is that we've got incredible demand from most oems globally.

304

00:47:48.480 --> 00:47:55.530

Richard Barlow, Wejo Founder & CEO

: And you know i'm really proud of that i'm really proud of actually that you know that that that only, wwejoe can say that we've got aliens backing in the pipe.

305

00:47:55.920 --> 00:48:03.000

Richard Barlow, Wejo Founder & CEO

: i've i've got other oems who were who were who were said they wish, they were part of the pipe and they're they're looking to commit more and more to as commercially.

306

00:48:03.360 --> 00:48:06.000

Richard Barlow, Wejo Founder & CEO

: So we're in a really strong position really it's really exciting times.

307

00:48:06.270 --> 00:48:18.180

Richard Barlow, Wejo Founder & CEO

: For me, the biggest risk, of wejo is actually we don't we is that we, we set is opex risk it's not commercial yes it's opex rays, we need to make sure we then put a cap on the right place to actually deploy the demand from OEMs already there.

308

00:48:20.310 --> 00:48:21.300

Jarrett Banks, Editor-at-Large - IPO Edge: that's very interesting.

00:48:22.380 --> 00:48:31.650

Jarrett Banks, Editor-at-Large - IPO Edge: Now, are these deals that you mentioned earlier with Daimler and GM exclusive are they long term contracts.

00:48:32.340 --> 00:48:38.700

Richard Barlow, Wejo Founder & CEO

: So noone can climb exclusive agreements with an oem we have with summary is the preferred partner status.

311

00:48:39.060 --> 00:48:46.050

Richard Barlow, Wejo Founder & CEO

: We don't disclose in the S4 the individual areas, but we have we have multiple areas where we are preferred partner status in defined marketplaces.

312

00:48:46.350 --> 00:48:56.700

Richard Barlow, Wejo Founder & CEO

: So that means we have exclusivity a defined marketplace unless the OEM has a pre existing relationship so no I can't say that Daimler works with wejo on an exclusive basis.

313

00:48:57.840 --> 00:49:05.190

Richard Barlow, Wejo Founder & CEO

: Who knows what happens in the future, but right now Daimler is is i'm sure they're very proud of the relationship with the Otonomo i'm sure they're very proud of relationship with Wejo.

314

00:49:05.910 --> 00:49:16.050

Richard Barlow, Wejo Founder & CEO

: Other oem absolutely we have this preferred partner status in multiple marketplaces not and, and these are supermarket places which are capital of hundreds of individual markets.

315

00:49:17.730 --> 00:49:26.460

Jarrett Banks, Editor-at-Large - IPO Edge: One thing that caught my eyes, I saw some some rental car companies are in your pipeline for possible partner, how would that work.

316

00:49:27.360 --> 00:49:33.990

Richard Barlow, Wejo Founder & CEO

: So rental car companies historically have invested in their own infrastructure in cars and that's not needed anymore.

317

00:49:34.410 --> 00:49:41.310

Richard Barlow, Wejo Founder & CEO

: So if you can sort of navigate away through where where the rental car companies can have access to the same data their own hardware would be generating.

00:49:41.640 --> 00:49:48.990

Richard Barlow, Wejo Founder & CEO

: Historically that's immediate same to rental car company on on their own sort of capex and he finds that it finds a happy relationship where.

319

00:49:49.410 --> 00:50:04.800

Richard Barlow, Wejo Founder & CEO

: As as as as mobility starts to us starts to scale, there needs to be a better that they need to be happy balance between rental car demand and an oem expectations from from the data be made available when we're empowering that you know we call it, mobility enablement.

320

00:50:06.630 --> 00:50:14.340

Jarrett Banks, Editor-at-Large - IPO Edge: Okay here's one for Jeff what will your role be after the deal, and will you be involved in the board.

321

00:50:15.390 --> 00:50:21.570

Jeff Warshaw, VOSO CEO

: I will be like flypaper on Richard he can't get rid of me so fast.

322

00:50:23.280 --> 00:50:36.210

Jeff Warshaw, VOSO CEO

: But i'm not joining the board, because we have two other kind of Virtuoso board members who are really very well suited to being on on the board of wejo and.

323

00:50:37.380 --> 00:50:50.190

Jeff Warshaw, VOSO CEO

: That have either very, very specific knowledge and in data in those relationships or you know kind of ceo public market experience in in a nearby area.

324

00:50:50.820 --> 00:51:09.330

Jeff Warshaw, VOSO CEO

: But I you know plan on being you know kind of constantly area to Richard and you're certainly be hope to be helpful on m&a and certainly media relationships and any other relationships that i've got that can be helpful to them, but I will be in unpaid.

00:51:10.470 --> 00:51:14.940

Jeff Warshaw, VOSO CEO

: counsel to Richard as that that would that's what my business card will say.

326

00:51:16.170 --> 00:51:23.790

Jarrett Banks, Editor-at-Large - IPO Edge: Right, you mentioned m&a what what would be a good m&a target and there's consolidation makes sense in this industry.

327

00:51:24.690 --> 00:51:34.500

Richard Barlow, Wejo Founder & CEO

: Now, so you know where we were already appraising a number of businesses and they've got to be a … for bottom line they've they've got a they've got to help us.

328

00:51:35.730 --> 00:51:41.790

Richard Barlow, Wejo Founder & CEO

: execute on on on our plan that's that's already set out so they're going to help us support scaling marketplaces.

329

00:51:42.840 --> 00:51:49.260

Richard Barlow, Wejo Founder & CEO

: So I don't think I should say more than that, but it's it's an interesting part of the business we're not dependent on it, but if, but if it's a way of.

330

00:51:49.860 --> 00:51:56.850

Richard Barlow, Wejo Founder & CEO

: Bringing forward some revenues of it's a way of actually mitigating risk of of organic scale then we’ll do it its got to be a … for business.

331

00:51:57.960 --> 00:52:03.630

Jeff Warshaw, VOSO CEO

: There are a lot of companies that are that are in the do business in any of the areas of focus.

332

00:52:03.990 --> 00:52:13.050

Jeff Warshaw, VOSO CEO

: that the company has that you know wouldn't in and of itself might not be transformative but you know would take take advantage of the the tremendous.

00:52:13.320 --> 00:52:28.200

Jeff Warshaw, VOSO CEO

: The infrastructure and the relationships and the technology that wejo has to bring maybe a higher level of technology to a business that has a more you know more old school technology platform that Richard is that.

334

00:52:28.740 --> 00:52:41.340

Richard Barlow, Wejo Founder & CEO

: Yes, you know our … to other businesses is the fact we have incredible oem relationships we have we have this preferred partner status, we have a huge data asset of over over 10 million data points over 8 peta Bytes of data.

335

00:52:42.120 --> 00:52:53.070

Richard Barlow, Wejo Founder & CEO

: You know that that's and that's part of our mode, you know and and it's it's a pure data, so you know we've we've not been tempted to go and buy data, and you know we are a pure cloud big data play which is so incredibly powerful and valuable to.

336

00:52:53.520 --> 00:52:57.420

Richard Barlow, Wejo Founder & CEO

: To hundreds of business hundreds of partners and thousands of potential clients.

337

00:52:58.740 --> 00:53:03.960

Jarrett Banks, Editor-at-Large - IPO Edge: that's great um can we talk a little bit about your ESG credentials and will you attract an ESG bit.

338

00:53:05.250 --> 00:53:14.940

Richard Barlow, Wejo Founder & CEO

: So we we we have ESG credentials already so such as we were advising Georgia during the Texas hurricanes earlier this year we are you know we so we we are.

339

00:53:16.680 --> 00:53:31.830

Richard Barlow, Wejo Founder & CEO

: We have a a nascent ESG strategy that that we that we are going to very much focused on invest on this year, next year, but we are we're already things moving really interesting projects with deposit transport with governor's offices with great tech providers tech companies.

00:53:33.330 --> 00:53:44.250

Jarrett Banks, Editor-at-Large - IPO Edge: And you mentioned, you know your work in helping with the relief efforts with hurricane Ida earlier, could you just talk a little bit more about that.

341

00:53:44.820 --> 00:53:50.910

Richard Barlow, Wejo Founder & CEO

: yeah so it's helping helping the DOTs understand about where where vehicles were moving it was helping.

342

00:53:51.120 --> 00:54:01.020

Richard Barlow, Wejo Founder & CEO

: hands on summer how the vehicles been used in different ways, and how and how vehicles should be should be configured on the on the on the air base to actually provide a better experience for the owner of the vehicle, yes, such as.

343

00:54:02.190 --> 00:54:04.740

Richard Barlow, Wejo Founder & CEO

: Providing power back to the home if if there's been a power cut.

344

00:54:06.810 --> 00:54:14.010

Jarrett Banks, Editor-at-Large - IPO Edge: Now it looks like advertising is a small slice of your revenue projections, but could it be bigger.

345

00:54:16.470 --> 00:54:25.890

Richard Barlow, Wejo Founder & CEO

: We have been in we've been conservative with our forecasts, we are heavily discounted as an investment, we intend to meet and beats on numbers.

346

00:54:27.090 --> 00:54:35.220

Richard Barlow, Wejo Founder & CEO

: The there are potentially hundreds more markets where we think it's a good start to go for service addressable market over $60 billion.

347

00:54:35.760 --> 00:54:40.680

Richard Barlow, Wejo Founder & CEO

: There isn't appendices in or 8k where where where we so actually this the Sam could be 10 times that.

00:54:41.190 --> 00:54:47.250

Richard Barlow, Wejo Founder & CEO

: let's start the 60 billion let's execute our plan, let us prove that we are the market leader, let us prove that we have scaling revenues.

349

00:54:47.610 --> 00:55:03.450

Richard Barlow, Wejo Founder & CEO

: That has proved that we, we are, who we say we are we already have, we already have substantial revenues in 2020 we will we have substantial revenue growth in 2021 and beyond, so please go for but we've got enough to to deliver on to provide a significant exciting investment.

350

00:55:06.030 --> 00:55:07.740

Jarrett Banks, Editor-at-Large - IPO Edge: yeah did you want to weigh in on.

351

00:55:09.450 --> 00:55:20.730

Jeff Warshaw, VOSO CEO

: The day that the from the day that our deal was announced with wejo media company CEOs and Chairman have been calling me up and asked me when are we going to be able to talk about them availing themselves of.

352

00:55:21.810 --> 00:55:31.380

Jeff Warshaw, VOSO CEO

: wejo’s technology and data, and you know, so we feel confident that the demand will be there for whichever way ways we decide to explore that.

353

00:55:32.610 --> 00:55:37.110

Jarrett Banks, Editor-at-Large - IPO Edge: Can we talk about RDS and roadside assistance.

354

00:55:38.340 --> 00:55:50.430

Richard Barlow, Wejo Founder & CEO

: yeah so remote diagnostics is as a here is is an interesting, market you know there's there's different rules globally there's the single block rules in Europe there's there's the right to repair act in Massachusetts in the US.

00:55:51.060 --> 00:55:59.820

Richard Barlow, Wejo Founder & CEO

: it's not yet ratified on a federal are in a state basis, but actually the idea of having a platform that makes data available to consumers or drivers a vehicle.

356

00:56:00.330 --> 00:56:03.780

Richard Barlow, Wejo Founder & CEO

: easily is is is an interesting element of our business.

357

00:56:04.560 --> 00:56:13.740

Richard Barlow, Wejo Founder & CEO

: No one else can claim to have live data from vehicles, and such a pure fashion for multiple oem so we think that's an interesting part of our growth but.

358

00:56:14.070 --> 00:56:25.650

Richard Barlow, Wejo Founder & CEO

: Beyond providing data to to consumers and drivers, you know, OEMs would like to also understand about how the vehicles are performing how they can make their vehicles better for consumers by getting this live data feed back to their own business.

359

00:56:27.570 --> 00:56:50.430

Jarrett Banks, Editor-at-Large - IPO Edge: that's great now, we do have some questions here about if I buy VOSO shares will they flip over the answer is yes, if and when that plan merger does happen, those will automatically turn into wejo shares that's correct right right yes cross good fantastic so.

360

00:56:52.230 --> 00:56:58.590

Jarrett Banks, Editor-at-Large - IPO Edge: Jeff you know we're almost out of time here, but I just wanted to ask you to sort of give us the final word, maybe.

361

00:56:59.310 --> 00:57:15.150

Jarrett Banks, Editor-at-Large - IPO Edge: You know sort of talk about the strength of the management team that you saw you know you you've been you've been in business for quite a long time you bring a lot of experience so we'd like to just hear you sort of CAP it off with the final word here.

362

00:57:15.570 --> 00:57:20.670

Jeff Warshaw, VOSO CEO

: Well let's just clarify that we talked about quite a long time, you only know that because I told you that.

00:57:21.030 --> 00:57:23.580

Jarrett Banks, Editor-at-Large - IPO Edge: Right, I saw those behind you.

364

00:57:23.970 --> 00:57:34.110

Jeff Warshaw, VOSO CEO

: Right um I mean the you know I look I look at this company, you know I met Richard met his team, we spent a lot of time together.

365

00:57:34.650 --> 00:57:45.090

Jeff Warshaw, VOSO CEO

: You know i'm on zoom but then also time the person he's you know they're ruthlessly honest totally honest, they are creative.

366

00:57:45.570 --> 00:57:55.710

Jeff Warshaw, VOSO CEO

: There they know their business really well they're dedicated to doing good not using data in a way that saw kind of a cynical approach just putting money on the books.

367

00:57:56.040 --> 00:58:04.410

Jeff Warshaw, VOSO CEO

: The reputation is extremely important to them, they feel very strongly and they put their money where their mouth is, by putting making privacy.

368

00:58:04.950 --> 00:58:13.290

Jeff Warshaw, VOSO CEO

: You know at the forefront of what they're doing on you know i've been really fortunate i've had incredible partners over the years from.

369

00:58:13.710 --> 00:58:21.420

Jeff Warshaw, VOSO CEO

: The ruttenberg family Perot family to abby partners to David mountain the mountain Patterson you know i've had.

00:58:22.230 --> 00:58:31.530

Jeff Warshaw, VOSO CEO

: You know, David Cone and Tom star at federal law and i've had really great partners so i've developed a pretty good nose for what a good partner is and that's one of the reasons.

371

00:58:31.980 --> 00:58:40.110

Jeff Warshaw, VOSO CEO

: That Richard not hit it off so well it's because he had all the all the qualities that I would want to to be in business with for many years.

372

00:58:41.250 --> 00:58:57.540

Jarrett Banks, Editor-at-Large - IPO Edge: jeff warshaw Richard barlow Thank you so much for joining us today, and thank you to the viewers, this was another great fireside here, thank you to my colleagues Alexandra lane and john jannarone we hope you'll join us again, thank you all.

373

00:58:59.130 --> 00:59:00.240

Richard Barlow, Wejo Founder & CEO

: Thank you so much, thank you.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Wejo Investor Relations Contact:

Idalia Rodriquez

Arbor Advisory Group

Tel: (203) 293-3325

Email: investor.relations@wejo.com